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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                 SEC File Number
                                    000-23413

                                  CUSIP Number
                                   458738 101

                                   (Check one)

            [ ] Form 10-K and Form 10-KSB [_] Form 11-K [_]Form 20-F
                  [X] Form 10-Q and Form 10-QSB [_] Form N-SAR

                         For Period Ended: June 30, 2002

               [_] Transition Report on Form 10-K and Form 10-KSB

                       [_] Transition Report on Form 20-F

                       [_] Transition Report on Form 11-K

               [_] Transition Report on Form 10-Q and Form 10-QSB

                       [_] Transition Report on Form N-SAR

         For Transition Period Ended: _________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

    Full Name of Registrant:  Interleukin Genetics, Inc.

    Former Name if Applicable:

    Address of Principal Executive Office (Street and Number): 135 Beaver Street

    City, State and Zip Code:  Waltham, MA  02452


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                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X]     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

         PART III NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant could not file its Quarterly Report on Form 10-Q for the three months ended June 30, 2002 within the prescribed time period without unreasonable effort or expense because the Registrant recently engaged a new independent auditor, Grant Thornton LLP, to replace its former independent auditor, Arthur Andersen LLP. Accordingly, management and the new independent auditor need additional time to complete their review of the Registrant's financial results for the three months ended June 30, 2002 before finalizing and filing the Registrant's Quarterly Report on Form 10-Q.

                                     PART IV
                                OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification


        FENEL M. ELOI   (781 ) 398-0700
        -------------------------------
        (Name)       (Area Code) (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

        [X]  Yes   [_] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

        [X]  Yes   [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A which is incorporated herein by reference.


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                           INTERLEUKIN GENETICS, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                      By: /s/  Fenel M. Eloi
                                         --------------------------------------
Date: August 14, 2002
                                      Name:  Fenel M. Eloi
                                      Title: Chief Financial Officer, Secretary
                                             And Treasurer


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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                                  ATTACHMENT A
                                       TO
                                   FORM 12b-25
                                       FOR
                           INTERLEUKIN GENETICS, INC.

PART IV -- OTHER INFORMATION

Item (3) -- Change in Results of Operations.

            The Registrant currently anticipates that the unaudited financial statements to be included in its Quarterly Report on Form 10-Q for the three-month period ended June 30, 2002 ("Second Quarter 2002") will reflect that:

           - The Registrant generated total revenues of $13,540 in Second Quarter 2002 as compared to total revenues of $118,654 for the three-month period ended June 30, 2001 ("Second Quarter 2001"), a $105,114, or 89%, decrease in total revenues primarily attributable to the inclusion in Second Quarter 2001 revenues of $90,720 for the processing of 1,008 tests in association with a single clinical trial that was conducted by Washington Delta Dental, a reduction in the number of tests processed exclusive of that clinical trial and a change in distributors for out PST product;

           - The Registrant's research and development expenses for Second Quarter 2002 increased by $147,908, or 21%, to $850,179, compared to $702,271 for Second Quarter 2001, primarily due to an increased number of ongoing clinical projects, the staffing of a new laboratory and the cost of supplying the laboratory;

           - The Registrant's selling, general and administrative expenses for Second Quarter 2002 decreased by $50,983, or 8%, to $569,240, compared to $620,223 for Second Quarter 2001, primarily due to a reduction in administrative, sales and marketing expenses related to the sale and distribution of PST and a decrease in travel, legal and recruiting expense, partially offset by increases in rent and expenses related to business development efforts;

           - The Registrant's interest income for Second Quarter 2002 decreased to $6,752, compared to $79,589 in Second Quarter 2001 primarily due to the decrease in funds available for investment; and

           - The Registrant realized a net loss of $1,402,326, or $0.07 per share, for Second Quarter 2002 as compared to a net loss of $1,146,149, or $0.05 per share, for Second Quarter 2001.